I, Christopher Lustrino, certify that:

(1) the financial statements of Kings crowd LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Kings Crowd LLC included in this Form reflects accurately the information reported on the tax return for Kings Crowd LLC filed for the fiscal year ended December 31st, 2018.



_____
Christopher Lustrino
CEO

6/14/2018

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.